S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, 3RD FLOOR HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 ____ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

August 10, 2018

By EDGAR correspondence

Ms. Dorrie Yale

Division of Corporation Finance

U.S. Securities and Exchange Commission Washington, D.C. 20549

Re: Neutra Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 25, 2018

File No. 333-225072

Dear Ms. Yale:

This letter is in response to your letter of comment dated August 3, 2018 covering the captioned Registration Statement filed with the Commission on July 25, 2018. For your convenience, we will restate your comments followed by our responses.

Cover Page

1.        We acknowledge your response to prior comment 1 and your disclosures that there is a 4.99% beneficial ownership conversion limit.  However, as previously noted, section 3.01 of the note does not appear to provide a mechanism for partial conversion as it only provides for the conversion of the “outstanding principal and interest due [thereunder].”  In addition, Section 3.02 provides that in the event of conversion, the holder will surrender the note.  Please explain how the promissory note permits the holder to convert on a partial basis.

Partial conversion is identical to partial payment.  Along with the notice of partial conversion, the holder delivers the note to the maker for the purpose of: (i) reassuring the maker that the payee is the holder; and permitting the maker to endorse the conversion as partial payment of the note.

2.        We acknowledge your response on prior comment 2.  However, footnote 2 to your fee table continues to state that the registration statement covers additional shares of common stock that become issuable because of “any increase in the public float,” as well as “anti-dilution provisions.”  Please revise the footnote to be consistent with Rule 416.

Footnote 2 to the fee table has been revised in response to your comment.

Yours very truly,

Robert L. Sonfield, Jr.

Managing Director

cc: Christopher Brown (via e-mail)